BrainScanology Inc

Profit and Loss
January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	7,473.59
Amortization Expense	3,208.00
Bank Charges & Fees	437.23
Business Development	25,800.00
Contractor Expense	13,650.00
Corporate Insurance	4,495.36
Delaware Inc. Expense	209.00
Fundraising Expense	2,000.00
Insurance (WC)	271.66
Legal & Professional Services	49,381.37
Meals & Entertainment	117.99
Office Supplies, Computers, Software	1,184.77
Payroll Expenses	0.00
Taxes	16,701.10
Wages	204,746.15
Total Payroll Expenses	**221,447.25**
Rent & Lease	1,570.87
Research & Development	47,099.35
Subscriptions	12,285.32
Taxes & Licenses	822.00
Total Expenses	**$391,453.76**
NET OPERATING INCOME	**$ -391,453.76**
Other Income	
Interest Income	20.56
Total Other Income	**$20.56**
Other Expenses	
Depreciation	4,138.99
Total Other Expenses	**$4,138.99**
NET OTHER INCOME	**$ -4,118.43**
NET INCOME	**$ -395,572.19**